EXHIBIT 99.3

Intellipharmaceutics Announces Second Quarter 2012 Results

TORONTO, July 3, 2012 (GLOBE NEWSWIRE) -- Intellipharmaceutics International Inc. (Nasdaq:IPCI) (TSX:I), a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs, today reported the results of operations for the three and six months ended May 31, 2012. All dollar amounts referenced herein are in United States dollars unless otherwise noted.

The Company recorded a net loss for the three months ended May 31, 2012 of $1.4 million, or $0.08 per common share, compared with a net loss of $2.0 million, or $0.12 per common share for the three months ended May 31, 2011. The net loss for the six months ended May 31, 2012 was $3.3 million, or $0.20 per common share, compared with a net loss of $4.7 million, or $0.33 per common share for the six months ended May 31, 2011. The Company's reduced net loss in the three months ended May 31, 2012, can be attributed to a reduction in the fair value adjustment of derivative liability of $0.8 million and the timing of certain research and development activities. After adjusting for the fair value adjustment of derivative liability, the loss for the three months ended May 31, 2012 was lower by $0.3 million and is discussed below.

Loss from operations for the three months ended May 31, 2012 was $2.0 million compared with $2.4 million for the three months ended May 31, 2011. Research and development expense for the three months ended May 31, 2012 decreased to $1.1 million compared to $1.4 million in the three months ended May 31, 2011. After adjusting for stock-based compensation expense, expenditures for research and development for the three months ended May 31, 2012 were lower by $0.4 million. Selling, general and administrative expenses for the three months ended May 31, 2012 decreased to $0.8 million versus $0.9 million in the prior period. After adjusting for stock-based compensation expense, expenditures for selling, general and administrative expenses for the three months ended May 31, 2012 were lower by $0.2 million.

At May 31, 2012, Intellipharmaceutics' cash and cash equivalents totaled $4.9 million, compared with $2.6 million at February 29, 2012. The increase in cash during the three months ended May 31, 2012 is mainly due to the Company's registered direct common share offering for gross proceeds of $5 million completed on March 14, 2012.

For the three months ended May 31, 2012 net cash flows used in operating activities was effectively unchanged at $1.8 million, as compared to net cash flows used in operating activities for the three months ended May 31, 2011 of $1.9 million. For the three months ended May 31, 2012 net cash flows from financing activities of $4.5 million related mainly to the Company's registered direct common share offering for gross proceeds of $5 million.

Corporate Update

  On March 15, 2012, we closed a registered direct common share offering for gross proceeds of $5 million. The Company sold an aggregate of 1,818,182 shares to U.S. institutional investors at a price of $2.75 per share. After placement agent fees and estimated offering expenses, the Company received net proceeds from the offering of approximately $4.2 million. Intellipharmaceutics is using the net proceeds to file additional abbreviated new drug applications ("ANDAs") with the Food and Drug Administration ("FDA"), to advance clinical trials for its abuse resistant Rexista™ technology and/or other New Drug Application ("NDA") 505(b)(2) opportunities, to establish additional partnerships, and for working capital, research, product development and general corporate purposes.

  On May 1, 2012, the Company held a pre-Investigational New Drug ("pre-IND") meeting with the FDA to discuss our Rexista™ oxycodone development plan. A panel of the FDA's Center for Drug Evaluation and Research clarified the Company's path going forward for its Rexista™ abuse-deterrent oxycodone development plan. Intellipharmaceutics will now advance toward the next goals of its Rexista™ program, namely the manufacture of clinical batches of Rexista™ abuse-deterrent oxycodone product candidate under current good manufacturing practice ("cGMP") conditions and the commencement of definitive Phase I clinical studies. This follows from the previous proof-of-concept Phase I clinical study completed on a pilot laboratory batch, which yielded positive results. There can be no assurances as to whether or when the FDA will approve any Intellipharmaceutics' application.

About Intellipharmaceutics

Intellipharmaceutics International Inc. is a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. The Company's patented Hypermatrix™ technology is a multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on this technology, Intellipharmaceutics has a pipeline of product candidates in various stages of development, including six ANDAs under review by the FDA, in therapeutic areas that include neurology, cardiovascular, gastrointestinal tract, diabetes, pain and infection.

Certain statements in this document constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or "forward-looking information" under the Securities Act (Ontario). These statements include, without limitation, statements expressed or implied regarding our plans, goals and milestones, status of developments or expenditures relating to our business, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future sales, revenues and profitability, projected costs, and market penetration. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue," "intends," "could," or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of our forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of known and unknown risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those stated in or implied by the forward-looking statements. Risks, uncertainties and other factors that could affect our actual results include, but are not limited to, the effects of general economic conditions, securing and maintaining corporate alliances, our estimates regarding our capital requirements, and the effect of capital market conditions and other factors, including the current status of our product development programs, on capital availability, the potential dilutive effects of any future financing, our programs regarding research, development and commercialization of our product candidates, the timing of such programs, the timing, costs and uncertainties regarding obtaining regulatory approvals to market our product candidates, and the timing and amount of any available investment tax credits, the actual or perceived benefits to users of our drug delivery technologies and product candidates as compared to others, our ability to maintain and establish intellectual property rights in our drug delivery technologies and product candidates, the actual size of the potential markets for any of our product candidates compared to our market estimates, our selection and licensing of product candidates, our ability to attract distributors and collaborators with the ability to fund patent litigation and with acceptable development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts, sources of revenues and anticipated revenues, including contributions from distributors and collaborators, product sales, license agreements and other collaborative efforts for the development and commercialization of product candidates, our ability to create an effective direct sales and marketing infrastructure for products we elect to market and sell directly, the rate and degree of market acceptance of our products, the timing and amount of insurance reimbursement for our products, the success and pricing of other competing therapies that may become available, our ability to retain and hire qualified employees, and the manufacturing capacity of third-party manufacturers that we may use for our products. Additional risks and uncertainties relating to the Company and our business can be found in the "Risk Factors" section of our latest annual information form and latest Form 20-F, as well as in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada and the U.S. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The condensed unaudited interim consolidated financial statements, accompanying notes to the condensed unaudited interim consolidated financial statements, and Management Discussion and Analysis for the three and six months ended May 31, 2012, will be accessible on Intellipharmaceutics Website at www.intellipharmaceutics.com and will be available on SEDAR and EDGAR.

Summary financial tables are provided below.

Intellipharmaceutics International Inc.
Condensed unaudited interim consolidated balance sheets
As at
(Stated in U.S. dollars)

	May 31, 2012	November 30, 2011
	$	$

Assets
Current
Cash and cash equivalents	4,934,945	4,817,088
Accounts receivable	2,406	3,383
Investment tax credits	504,403	349,861
Prepaid expenses, sundry and other assets	267,776	124,982
	5,709,530	5,295,314

Property and equipment, net	1,203,446	951,914
	6,912,976	6,247,228

Liabilities
Current
Accounts payable	644,376	554,210
Accrued liabilities	378,471	436,154
Employee cost payable	576,452	736,073
Current portion of capital lease obligations	46,086	43,383
Due to related parties	769,827	757,126
	2,415,212	2,526,946

Deferred revenue	--	107,091
Capital lease obligations	70,166	95,206
Warrant liability	4,773,653	6,611,015
	7,259,031	9,340,258

Contingencies

Shareholders' deficiency
Capital stock
Authorized
Unlimited common shares without par value
Unlimited preference shares
Issued and outstanding
17,751,626 common shares	147,152	147,152
(2011 - 15,908,444)
Additional paid-in capital	26,981,214	20,822,672
Accumulated other comprehensive loss	(232,239)	(115,035)
Deficit	(27,242,182)	(23,947,819)
	(346,055)	(3,093,030)
	6,912,976	6,247,228

Intellipharmaceutics International Inc.
Condensed unaudited interim consolidated statements of comprehensive loss

(Stated in U.S. dollars)
	Three months ended		Six months ended
	May 31, 2012	May 31, 2011	May 31, 2012	May 31, 2011

	$	$	$	$

Revenue
Research and development	--	--	107,091	--
	--	--	107,091	--

Expenses
Research and development	1,098,421	1,434,419	3,101,848	2,623,915
Selling, general and administrative	823,054	912,791	1,972,810	1,443,433
Depreciation	76,065	53,832	137,435	104,345
	1,997,540	2,401,042	5,212,093	4,171,693

Loss from operations	(1,997,540)	(2,401,042)	(5,105,002)	(4,171,693)
Fair value adjustment of derivative liability	846,467	565,877	1,814,648	1,600,947
Financing expense	--	(134,247)	--	(2,357,732)
Net foreign exchange (loss) gain	(199,792)	6,854	10,815	255,519
Interest income	8,913	15,409	17,542	25,597
Interest expense	(15,891)	(21,634)	(32,366)	(44,915)
Net loss	(1,357,843)	(1,968,783)	(3,294,363)	(4,692,277)
Other comprehensive income (loss)
Foreign exchange translation adjustment	77,728	41,991	(117,204)	(182,932)
Comprehensive loss	(1,280,115)	(1,926,792)	(3,411,567)	(4,875,209)

Loss per common share, basic and diluted	(0.08)	(0.12)	(0.20)	(0.33)

Weighted average number of common shares outstanding, basic and diluted	17,455,183	15,757,720	16,696,422	14,075,523

Intellipharmaceutics International Inc.
Condensed unaudited interim consolidated statements of cash flows
(Stated in U.S. dollars)
	Three months ended		Six months ended
	May 31, 2012	May 31, 2011	May 31, 2012	May 31, 2011
	$	$	$	$

Net loss	(1,357,843)	(1,968,783)	(3,294,363)	(4,692,277)
Items not affecting cash
Depreciation	76,065	53,832	137,435	104,345
Stock-based compensation	238,134	136,521	1,827,977	592,569
Deferred shared units	9,439	6,711	16,008	13,402
Interest accrual	11,110	21,467	22,411	44,772
Fair value adjustment of derivative liability	(846,467)	(565,877)	(1,814,648)	(1,600,947)
Financing expense	--	134,247	--	1,026,743
Unrealized foreign exchange loss (gain)	207,012	(103,566)	9,591	110,422

Change in non-cash operating assets & liabilities
Accounts receivable	11,459	(47)	977	(107)
Investment tax credits	(65,946)	(95,788)	(163,235)	466,024
Prepaid expenses, sundry assets and other assets	(77,911)	(93,389)	(144,687)	(143,934)
Accounts payable and accrued liabilities	(38,717)	591,978	(521,440)	192,927
Deferred revenue	--	--	(107,091)	--
Cash flows used in operating activities	(1,833,665)	(1,882,694)	(4,031,065)	(3,886,061)

Financing activities
Payments due to related parties	--	--	--	(351,229)
Repayment of capital lease obligations	(10,637)	(4,311)	(21,222)	(9,968)
Issuance of common shares on exercise of stock options	--	--	--	90,818
Proceeds from issuance of shares and warrants, gross	--	--	--	12,000,000
Proceeds from issuance of shares on exercise of warrants	--	--	62,500	--
Proceeds from issuance of shares on financing	5,000,000	--	5,000,000	--
Share issuance cost	(510,421)	--	(510,421)	--
Cash flows from (used in) financing activities	4,478,942	(4,311)	4,530,857	11,729,621

Investing activity
Purchase of property and equipment	(323,823)	(174,107)	(376,577)	(177,503)
Cash flows used in investing activities	(323,823)	(174,107)	(376,577)	(177,503)

Effect of foreign exchange (loss) gain on cash held in foreign currency	(19,046)	1,177	(5,358)	23,077

Increase (decrease) in cash	2,302,408	(2,059,935)	117,857	7,689,134
Cash and cash equivalents, beginning of period	2,632,537	10,538,205	4,817,088	789,136
Cash and cash equivalents, end of period	4,934,945	8,478,270	4,934,945	8,478,270

Supplemental cash flow information
Interest paid	--	--	--	113,940
Taxes paid	--	--	--	--
CONTACT: Intellipharmaceutics International Inc.
         30 Worcester Road
         Toronto, ON Canada M9W 5X2
         www.intellipharmaceutics.com

         Shameze Rampertab
         Vice President Finance & CFO
         416-798-3001 x106
         investors@intellipharmaceutics.com